The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

May 21, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding UFJ Trust Bank and Sumitomo Trust & Banking Announce Plans to Integrate Management

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature] Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

May 21, 2004
UFJ Holdings, Inc.
UFJ Trust Bank Limited
UFJ Bank Limited
The Sumitomo Trust & Banking Co., Ltd.

UFJ Trust Bank and Sumitomo Trust & Banking Announce Plans to Integrate Management

Trust and custody businesses to be jointly operated

TOKYO — UFJ Holdings, Inc. (UFJ Holdings) (TSE: 8307), UFJ Trust Bank Limited (UFJ Trust), UFJ Bank Limited (UFJ Bank) and The Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust) (TSE: 8403) today announced that, [subject to regulatory and shareholder approval,] UFJ Trust and Sumitomo Trust will integrate managements and operate the UFJ Group's trust and custody businesses jointly. The trust banking institutions seek to strengthen competitiveness and profitability by focusing resources beyond corporate group boundaries. This approach is expected to enhance customer service as well as shareholder value.

1. Joint operation specifics

Under this agreement, the UFJ Group expects to transfer all operations except corporate lending businesses to Sumitomo Trust or to the new trust banking entity that Sumitomo Trust will establish (The New Trust Bank). The UFJ Group will also sign an exclusive agency contract for trust and custody businesses with Sumitomo Trust. UFJ Holdings will take a stake in The New Trust Bank through investment instruments such as preferred shares.

2. Joint operation objectives

The joint operation will aim to move past traditional corporate group boundaries to offer both enhanced product selection as well as business focus. The UFJ Group and Sumitomo Trust can also significantly enhance profitability by strengthening competitiveness and expertise in their chosen fields.

The joint operation is anticipated to develop Sumitomo Trust as the most comprehensive and best-equipped trust banking group in Japan. The UFJ Group is determined to provide customers with unparalleled trust and custody services by closely cooperating with Sumitomo Trust. By this means the UFJ Group will continue to strengthen its fee businesses while providing services that meet the diversified needs of its customers.

Sumitomo Trust, meanwhile, will gain economies of scale as well as a stronger pool of specialized talent through the joint operation. Sumitomo Trust will become the market's leading trust bank with strengthened competitiveness and enhanced profitability. Importantly, it will be ideally positioned to serve the evolving needs of its enlarged customer base, including the UFJ Group's customers, with extensive products and services.

3. **Timing of the integration**

Plans call for the corporate trust and custody businesses (corporate agency, structured finance, asset management, and securities processing business) and real estate business to be integrated by the end of March 2005, and retail operations would be integrated as early as possible in the fiscal year ending March 31, 2006, pending necessary regulatory approvals. To carry out this integration, it is anticipated that corporate split procedures and other measures will be used.

4. **Management of the integration**

The UFJ Group and Sumitomo Trust today established a committee entrusted with fast and efficient administration of the integration in a speedy manner. Senior-level management, including the CEOs of UFJ Holdings, UFJ Trust, UFJ Bank and Sumitomo Trust, will sit on this committee. UFJ Trust and Sumitomo Trust will additionally collaborate on optimizing business structures towards establishing a new holding company in the future through re-organization, while paying close attention to the two institutions' business models and operational characteristics.

*****

Media inquiries

UFJ Holdings: Public Relations	TEL:03−3212−5460(Direct)
UFJ Trust: Corporate Planning, PR	TEL:03−3218−0775(Direct)
UFJ Bank: Public Relations	TEL:03−3212−5460(Direct)
Sumitomo Trust: IR Office	TEL:03−3286−8354(Direct)

Appendix 1. Integration Structure



UFJ Group
Sumitomo Trust Bank Group
UFJ Holdings
Stake through preferred shares
Sumitomo Trust Bank
Establish
UFJ Bank
UFJ Trust
▪ Corporate Lending Business
The New Trust Bank
▪ Retail Business
▪ Corporate Trust & Custody
▪ Real Estate Business
Integration thorough corporate split etc.
Exclusive agency agreement

Appendix 3. Operations breakdown

As of March 31, 2004 (100 Million yen)

	UFJ Trust	Sumitomo Trust	Combined	Industry Ranking[1]
Retail				
Balance on 3 accounts[2]	39,727	77,800	117,527	1
Sales of Investment Trust and Pension Insurance	3,857	5,109	8,966	1
Structured Finance	**47,932**	**50,437**	**98,369**	**1**
Financial Asset securitization	32,313	30,871	63,184	1
Real Estate securitization	15,619	19,566	35,185	1
Corporate Agency				
Number of Corporate clients (Unlisted)	2,041	876	2,917	1
Number of Corporate clients (Listed)	855	484	1,339	1
Number of Shareholders under Administration (Thousand)	12,683	6,359	19,042	1
Asset under Management	**87,571**	**166,230**	**253,801**	**1**
Pension trust	47,987	66,491	114,478	1
Independently operated designated money trust	38,442	96,883	135,325	1
Fund trust	1,142	2,856	3,998	1
Asset under Custody	**261,634**	**357,554**	**619,188**	**1**
Investment trust	125,821	84,954	210,775	1
Specified money trust /Specified money in trust other than in money trusts	18,733	30,834	49,567	1
Securities trust	8,909	24,077	32,986	1
Specified money trust pension fund	20,600	51,459	72,059	1
Real Estate	**147**	**245**	**391**	**1**
Gross operating profit	123	181	303	1
Property brokerage company profit	24	64	88	1

[1] Among Trust Banks
[2] Banking account and Principal guaranteed trust accounts (Loan Trust and Jointly Operated Money Trust)